February 27, 2015

VIA EDGAR AND OVERNIGHT

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:           Sonia Gupta Barros, Assistant Director
Erin E. Martin, Senior Counsel

Re:	Aina Le’a, Inc.
Registration Statement on Form S-1
CIK No. 0001554923

Dear Ms. Barros:

Aina Le’a, Inc., a Delaware corporation (the “Company”), is publicly filing today via EDGAR the initial filing (the “Initial Filing”) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), including the exhibits indicated therein.  We are providing to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission six copies of the Initial Filing and the exhibits filed therewith, five copies of which have been marked to show the changes from Amendment No. 2 to the draft Registration Statement confidentially submitted to the Staff via EDGAR on January 27, 2015.

On behalf of the Company, this letter responds to the comments of the Staff concerning the Registration Statement, as set forth in the letter dated February 18, 2015 (the “Comment Letter”) addressed to Mr. Robert J. Wessels of the Company.  For your convenience, we have repeated your comments and provided the response of the Company in bold.  Please note that references to page numbers refer to the pages in the marked version of the Initial Filing.

General

1.
We note your response to comment 2 in our letter dated November 24, 2014.  Please explain to us the utility and purpose of the second Trust and why ULF investors must wait to convey their interest to the second Trust instead of the first Trust.

The Company respectfully advises the Staff that Land Trust No. 1 was established to accept the deeds from the 38 acres known as Lulana Gardens, and Land Trust No. 2 was established to accept the deeds from the 23 acres known as the Ho’olei Villages parcel.  The Company is currently working with the Trustee to complete Land Trust No. 2 and when completed the remaining ULF investors will contribute their warranty deeds to the Trust in exchange for a beneficial interest in the Trust in accordance with the terms of the Sales Contract executed by each ULF investor.

The Company respectfully advises the Staff that the current trustee of Land Trust No. 1 and Land Trust No. 2, HRD Services, Ltd. (“HRD”), has given the Company written notice of its intent to resign as trustee because HRD’s principal, Irvin Richter, is retiring.  The Company is currently in negotiations with Central Pacific Bank (“CPB”) to be the successor trustee for both Land Trust No. 1 and Land Trust No. 2.  Upon completion of the negotiations and CPB’s acceptance, the investors will convey their interests to Land Trust No. 2.

U.S. Securities and Exchange Commission
February 27, 2015

2.
Please also explain what triggers the obligation of each investor to convey his/her interest to a land trust in exchange for a beneficial interest in the applicable Trust and when the exchange is expected to occur.

The Company respectfully advises the Staff that the Undivided Land Fractions (the “ULFs”) are sold to buyers pursuant to a Purchase and Sale Contract for Undivided Land Fraction & Beneficial Interest (“Sales Contract”).  Pursuant to the Sales Contract, buyers contractually agree that concurrent with the execution of the Warranty Deed, Buyers will execute and record a Warranty Deed conveying their ULFs to the Trustee.  Pursuant to the Sales Contract, upon the transfer of the ULF into the development trust, buyers automatically receive a beneficial interest in the Land Trust.

3.
We note your response to comment 3 in our letter dated November 24, 2014.  Please describe in more detail your reliance on Regulation S for the issuance of the ULFs.  For example, please explain to us why you believe that there were no directed selling efforts in the U.S.  In addition, please expand your analysis to describe the basis for your statement that there was “no risk of the ULFs flowing back to the United States.”  If you relied on the issuer safe harbor under Regulation S, please describe your compliance with the relevant category.

The Company respectfully advises the Staff that the Company was initially under the impression that the Company’s offer and sale of the ULFs were merely real estate sales and not “securities.”  However, after careful analysis, the Company now agrees that the ULFs are securities as defined in Section 2(a)(1) of the Securities Act and believes that the result of the transaction comports with a Regulation S offering because (i) the offer or sale was made in an “offshore transaction” and (ii) no “directed selling efforts” were made in the United States (17 C.F.R. 230.901-905).  With respect to the first requirement, the Company’s offer of ULFs was made solely to non-U.S. citizens physically located outside of the United States, specifically in Singapore, China and Japan.  With respect to the second requirement, the Company’s offer of the ULFs did not condition the U.S. market for such securities; the Company confirms that there were no advertisements, articles, notices, or similar announcements related to such securities in any US publication or broadcasting venue, including the Internet.

The Company acknowledges that there are additional requirements for issuer safe harbor under Rule 903, and that the Company’s Regulation S offering falls under Category 3 (i.e., offerings of equity securities by non-reporting U.S. issuers).  The Company is aware Category 3 imposes additional transactional restrictions, which the Company has not fully satisfied.  The Company met the criteria for a Regulation S offering, but regretfully did not complete all of the additional requirements because at the time the ULFs were sold, the Company was under the impression that they were not securities.  The Company acknowledges that it was subject to a one-year distribution compliance period in which it has complied and confirms that no public resales of the ULFs occurred within the one-year compliance period.  However, with respect to the remaining additional requirements, the Company could have complied with these had the Company understood that the ULFs were securities at the time they were sold.

After further analysis, the Company believes that instead of there being “no risk” there was minimal risk of the ULFs flowing back to the United States.  The Company’s basis for stating that there was minimal risk stems from the fact that when the ULFs were sold to a buyer pursuant to a Sales Contract, a Warranty Deed was recorded which designated a fractional interest in the buyer’s name in certain land to be developed, and the buyers’ fractional interests were simultaneously conveyed to a land trust.  Pursuant to the terms of the Sales Contract, upon the transfer of the ULF into the trust, the buyers automatically received an undivided beneficial interest in the trust.  Pursuant to the Sales Contract, the buyers’ interests in the trust are only in the earnings and proceeds arising from the sale of the trust property and the buyers do not have any title or interest in the property held in the trust.  The last ULFs were sold in mid-2013 and there have not been any transfers from any of the original buyers.  Thus, no public resales of the ULFs have occurred within the one-year compliance period.  All purchasers of ULFs have either conveyed Warranty Deeds to a land trust, or continue to hold their Warranty Deeds and are under contract, pursuant to the Sales Contract, to convey their Warranty Deeds to a land trust upon its completion.  Furthermore, the holder of the power of direction for the trusts is Mr. Winston Yau, president of Capital Asia Group Pte., Ltd. (“CAG”), a land banking company headquartered in Singapore which was also responsible for selling ULFs to the Company’s investors living in Singapore, China and Japan.  As such, Mr. Yau understood that the intent of the ULFs were to be held in a trust and not to be transferred.

U.S. Securities and Exchange Commission
February 27, 2015

Additionally, as support for our reliance on Regulation S for the issuance of the ULFs, we are enclosing an affidavit prepared by Mr. Yau, attesting to the fact that the offer and sale of the ULFs were made in an offshore transaction and that no directed selling efforts were made in the United States.

Prospectus Summary, page 1

4.	We note your response to comment 7 in our letter dated November 24, 2014. Please include similar disclosure regarding the amounts of penalty interest paid and accrued to date in your prospectus.

The Company has revised the disclosure in “Prospectus Summary” (page 3) regarding the amounts of penalty interest paid and accrued to date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 37

5.
We note your response to comment 11 in our letter dated November 24, 2014 and your revisions to your filing.  It appears that you have removed the interest rate for your $14 million revolving construction loan, please revise to reinsert the interest rate or confirm that this information is not yet known.

The Company has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 38) to include the interest rate of 12% on the $14 million revolving construction loan.

6.
We note your disclosure of a $9 million convertible loan.  To the extent that any relevant terms of the $9 million convertible loan are known, although not necessarily finalized, please disclose such material terms including related interest rates, maturity dates, conversion terms and any other material terms.

The Company has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 38) to include the terms of the $9 million convertible loan.

Principal Stockholders, page 63

7.
We note your response to comment 13 in our letter dated November 24, 2014.  Please revise your table to show that Mr. Wessels is the beneficial owner of the shares owned by Relco Corp.  For example, in Mr. Wessels’ row of the table, please include the aggregate amount of shares that he owns, which includes the shares owned by Relco.  According to your disclosure, that aggregate amount should be 283,972.  Please make similar changes for the beneficial ownership attributed to Mr. Bernstein.

The Company has revised the beneficial ownership table on page 62.

Exhibits

8.	Please revise your filing to include a consent from Macias Gini & O’Connell LLP.

The Company has included a consent from Macias Gini & O’Connell LLP.

9.	Please file the Equity Agreement with Shanghai Zhongyou as an exhibit to your registration statement under Item 601(b)(10) of Regulation S-K or advise.

The Company has filed the Equity Agreement with Shanhai Zhongyou as an exhibit to the registration statement

U.S. Securities and Exchange Commission
February 27, 2015

_________________________

We thank the Staff for its courtesies.  If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (949) 732-6510.

Sincerely,

/s/ Raymond A. Lee

Raymond A. Lee

cc:	Robert J. Wessels, Aina Le’a, Inc.
Mark Jackson, Aina Le’a, Inc.

AFFIDAVIT OF SALE OF FOREIGN REAL ESTATE
IN SINGAPORE AND ASIA

The undersigned deposes and states the following:

1. Villages of Aina Lea: The Hawaiian project, Villages of Aina Lea, was launched in Singapore by DW Aina Lea Development LLC on or about the third quarter of 2009, under the Pre-Development land banking fractional interest model, after about 9 months of due diligence and preparation to ensure proper compliance needs.

2. Pre-Development land banking (with assured pre development concept plans) was introduced by Capital Asia Group Pte Ltd on or about 2009;

3. Capital Asia Group Pte Ltd did not market or sell any Villages of Aina Lea project in the United States.

The undersigned hereby certifies that the foregoing is true and correct.

Executed as of February 26-14, 2015.

CAPITAL ASIA GROUP PTE LTD

By:________________________
Winston Yau, Managing Director